[redacted]

06002347

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB Approval
OMB Number: 3235-0123
Expires: October 31, 2007
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-43340~~

8-43340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 01/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LOMBARD SECURITIES INCORPORATED**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 Lancaster Street
(No. and Street)

Baltimore, MD 21231
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C.
192

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S. Socha (410) 342-1300
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1000 CONNECTICUT AVENUE, NW, SUITE 801, WASHINGTON, DC 20036
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Sec. 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, William S. Socha, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Lombard Securities Incorporated, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public 2/27/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOMBARD SECURITIES INCORPORATED
AND SUBSIDIARIES

STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Lombard Securities Incorporated and Subsidiaries
Baltimore, MD

We have audited the accompanying statement of financial condition of Lombard Securities Incorporated and Subsidiaries, at December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lombard Securities Incorporated and Subsidiaries, at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 24, 2006

LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and Cash Equivalents	$ 387,424
Cash Held for the Exclusive Benefit of Customers	150
Commissions and Fees Receivable	261,734
Investment Securities	8,082
Prepaid Expenses	46,198
Furniture and Equipment - Net	34,968
Clearing Deposit	50,000
Other Assets	22,060
Total Assets	$ 810,616

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Compensation Payable	$ 159,470
Accounts Payable and Accrued Liabilities	184,240
Total Liabilities	343,710
Stockholders' Equity	
Common Stock ($.01 Par Value 100,000 Shares Authorized, 24,000 Shares Issued and Outstanding)	268
Additional Paid-In Capital	1,478,591
Retained Earnings	(1,011,953)
Total Stockholders' Equity	466,906
Total Liabilities and Stockholders' Equity	$ 810,616

See accompanying Notes to Consolidated Financial Statements.

NOTE 1 - ORGANIZATION

Lombard Securities Incorporated (the "Company") was incorporated in the State of Maryland in July, 1990 and is a broker/dealer of securities, located in Baltimore, Maryland. The Corporation is registered with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers, Inc. (NASD), Securities Investors Protection Corporation (SPIC) and the Municipal Securities Rulemaking Board (MSRB).

Lombard Agency, Inc., a wholly-owned subsidiary, was incorporated in the State of Maryland in January, 1991 as an insurance brokerage agency.

Lombard Advisers Incorporated, a wholly-owned subsidiary, was incorporated in the State of Maryland in August, 1994 as an investment adviser.

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3. This prohibits the Company from carrying customer margin accounts, or otherwise holding customer funds or securities, or performing custodial duties with respect to customers' securities. It also requires the Company to promptly deliver all customer funds and securities related to mutual fund transactions and to transact all customer securities transactions through a special reserve bank account for the exclusive benefit of its customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a broker/dealer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated statements of financial condition, income, changes in stockholders' equity, and cash flows include the accounts of the Company and its wholly owned subsidiaries, Lombard Agency, Inc. and Lombard Advisers Incorporated. All significant intercompany balances and transactions between the Company and its subsidiaries have been eliminated in the consolidation.

Revenue Recognition

Commission income and related expense from security transactions are recorded on a trade date basis. Commissions from mutual fund, fixed and variable annuity and life insurance contracts transacted directly with the funds or insurance companies are recognized when received.

(Continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Owned

Securities owned are valued at their fair market value, determined from quoted market prices.

Property and Equipment

Furniture and equipment are stated at cost and depreciated on the straight-line method over their estimated useful lives of 5 years. Depreciation expense for the year ended December 31, 2005 was $43,916.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are provided for temporary differences arising between the tax basis of assets and liabilities and their respective book basis as reported in the financial statements. As of December 31, 2005, the Company has a net operating loss carryforward of approximately $820,000. No deferred tax assets have been recorded in the accompanying balance sheet due to the uncertainty of realization. Similarly, no provision for income taxes is recorded in the accompanying statement of income, as the tax expense computed at the statutory Federal and state income tax rates has been offset by a change in valuation allowance.

Supplemental Cash Flow Disclosure

No cash was paid for income taxes or interest during the year ended December 31, 2005.

(Continued)

NOTE 3 - COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due to the Company from its clearing broker relating to client securities transactions introduced by the Company.

NOTE 4 - CLAIMS AND ASSESSMENTS

The Company is generally engaged in ongoing legal matters. The Company accrues a reserve for legal fees and contingencies relating to legal counsel and other expenditures as necessary.

NOTE 5 - OFF-BALANCE-SHEET RISK

A clearing broker/dealer carries all of the accounts of the clients of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that clients may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its clients and verify that client transactions are executed properly by the clearing broker/dealer.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At December 31, 2005, the Company is in compliance with this rule.

Lombard Advisers, Incorporated, a wholly-owned subsidiary of the Company, is required to compute net capital pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) on a stand-alone basis. At December 31, 2005, Lombard Advisers Incorporated had net capital of $39,554, which was $19,554 in excess of the amount required by the State of Maryland.

(Continued)

NOTE 7 - SIMPLIFIED EMPLOYEE PENSION PLAN

The Company maintains a SEP/SAR SEP, sponsored by the Oppenheimer Funds Group. Contributions are made to the plan by eligible employees and by the Company.

NOTE 8 - LEASE COMMITMENTS

The Company has entered into a lease for office facilities which expires on March 31, 2010. In addition to the base rent specified in the lease, it is subject to escalation based on increases in real estate tax and operating expenses. Future minimum lease payments required under this operating lease exclusive of those escalations are as follows:

Year ending December 31, 2006	$ 94,536
Year ending December 31, 2007	96,432
Year ending December 31, 2008	99,332
Year ending December 31, 2009	100,308
Period ending March 31, 2010	33,436
Total minimum payments	$ 424,044

Rent expense for the year ended December 31, 2005 was $123,602.

NOTE 9 - CONCENTRATIONS

The Company maintained uninsured money market mutual fund balances throughout the year. At December 31, 2005, the balances were $265,093 for Lombard Securities and $60,125 for the subsidiaries.

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Lombard Securities Incorporated
Baltimore, MD

Gentlemen:

In planning and performing our audit of the financial statements of Lombard Securities Incorporated for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17-a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Batdorf & Company, P.C.

February 24, 2006